[logo] PIONEER
       Investments(R)



                                            January 27, 2002



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        Re: Pioneer Mid Cap Growth Fund
            Application to withdraw post-effective amendment to Registration Statement on Form N-1A
            (File Nos. 2-79140 and 811-07525)

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Pioneer Mid Cap Growth Fund (the "Registrant") hereby applies for withdrawal of post-effective amendment No. 31 (the "Amendment") to its Registration Statement on Form N-1A filed on January 28, 2002 (accession
No. 0001016964-02-000008).

        The Amendment was mistakenly transmitted under the 486BPOS submission type applicable to closed-end investment companies. The Registrant, an open-end investment company, has refiled the Amendment under the correct form type which was accepted the same filing date under accession No. 0001016964-02-000012.

        Kindly forward any questions about this application to David C. Phelan, Esq., of Hale and Dorr LLP at (617) 526-6372.

                                            PIONEER MID CAP GROWTH FUND



                                            By:  /s/ Dorothy E. Bourassa
                                            Dorothy E. Bourassa
                                            Assistant Secretary



Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."